Bioverativ Inc.
225 Binney Street

Cambridge, Massachusetts 02142

December 20, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Bioverativ Inc. (the “Company”)

Registration Statement on Form 10-12B

File Number 001-37859

Dear Ms. Hayes:

Reference is made to the Registration Statement on Form 10 (File No. 001-37859) (as amended to date, the “Registration Statement”), filed by Bioverativ Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Biogen Inc. (“Biogen”) has set January 17, 2017 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on February 1, 2017.  Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 9:00 a.m., Eastern time, on December 22, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission

If the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact John Alessi of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4865.  The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Alessi and that such effectiveness also be confirmed in writing.

Sincerely,

BIOVERATIV INC.

/s/ John G. Cox
John G. Cox
Chief Executive Officer